UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Honeywell International Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-8974	22-2640650
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

115 Tabor Road		07950
Morris Plains, New Jersey (Address of Principal Executive Offices)		(Zip Code)

Jeffrey N. Neuman
Vice President, Corporate Secretary and Deputy General Counsel
(973) 455-2000

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report.

A copy of Honeywell International Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://honeywell.com/investor/conflictminerals.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2017	HONEYWELL INTERNATIONAL INC.

	By:	/s/ Katherine L. Adams
Katherine L. Adams
Senior Vice President and
General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of Honeywell International Inc.